UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
November 18, 2016

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Constellation Brands, Inc.

File No. 001-08495- CF#34327
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Constellation Brands, Inc. submitted an application under Rule 24b-2 requesting extensions of prior grants of confidential treatment for information it excluded from the Exhibits to a Forms 8-K filed on January 3, 2007, Forms 10-K filed on April 30, 2012 and April 29, 2013 and Forms 10-Q filed on January 10, 2011 and January 9, 2013.

Based on representations by Constellation Brands, Inc. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit(s) will not be released to the public for the time period(s) specified:

Exhibit	to Form	Filed on	Confidential Treatment Granted
99.1	8-K	January 3, 2007	through January 1, 2024
99.2	8-K	January 3, 2007	through January 1, 2024
99.3	8-K	January 3, 2007	through January 1, 2024
99.4	8-K	January 3, 2007	through January 1, 2024
10.1	10-Q	January 10, 2011	through January 1, 2024
10.58	10-K	April 30, 2012	through January 1, 2024
10.5	10-Q	January 9, 2013	through January 1, 2024
10.60	10-K	April 29, 2013	through January 1, 2024

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Brent J. Fields
Secretary